UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2008
Commission File No.: 001-33514
TRANSITION THERAPEUTICS INC.
101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7
(Address of Principal Executive Office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes ☐ No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes ☐ No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A.

EXHIBITS
     Effective March 17, 2008, Canadian law, National Instrument 51-102 Continuous Disclosure Obligations, was amended to require disclosure of certain material contracts which had previously met a filing exemption. Pursuant to the amended law, Transition Therapeutics, Inc. has filed certain material contracts with the Canadian System for Electronic Document Analysis and Retrieval (SEDAR). Such material contracts are likewise being furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document
99.1	Restated and Amended License Agreement dated May 11, 2001, by and between The General Hospital Corporation and Waratah Pharmaceuticals, Inc., as amended on December 1, 2003, July 22, 2004 and July 18, 2006.

99.2	License Agreement dated May 28, 2003, by and between Ellipsis Biotherapeutics Corp. and JoAnne McLaurin, PhD, as amended on April 1, 2005.

99.3	Consent to License — JoAnne McLaurin Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using Inositol-Based Compounds dated May 29, 2003, by the University of Toronto.

99.4	Consent to Assignment dated November 2, 2004, by and between JoAnne McLaurin, Ellipsis Biotherapeutics Corp. and Ellipsis Neurotherapeutics Inc.

99.5	Collaboration Agreement dated September 25, 2006, by and between Waratah Pharmaceuticals Inc. and Elan Pharma International Limited.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.
Date: March 18, 2008	By:	/s/ Elie Farah
		Name:	Elie Farah
		Title:	Chief Financial Officer and Vice President, Corporate Development

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